David P. Falck Senior Vice President - Law	Law Department 80 Park Plaza T-5A, Newark, NJ 07102-4194 tel: 973.430.7947 fax: 973.642.8111 email: david.falck@pseg.com

Services Corporation

December 14, 2007

Ellie Quarles, Special Counsel

Securities and Exchange Commission

100 F Street , N.E.

Washington, DC 20549

Re:	Public Service Enterprise Group Incorporated Definitive 14A Filed March 7, 2007 File No. 1-09120

Dear Ms. Quarles:

Enclosed are our responses to the comments regarding the Public Service Enterprise Group Incorporated (“PSEG” or the “Company”) 2007 Proxy Statement contained in your letter to Ralph Izzo dated November 21, 2007. For the convenience of the Staff, we have reproduced the comments and have provided our responses following each one. References to page numbers in our responses are to the 2007 Proxy Statement.

Annual Cash Incentive Compensation page 19

1.

We note your response to comment 3 in our letter dated August 21, 2007 and we reissue that comment. It is not clear whether you will provide all of the historical financial, operational and strategic targets in the future, and you have not addressed whether you will provide prospective targets. Please provide us with your analysis as to why you did not include the 2006 or 2007 financial, operational and strategic targets.

Response: We included a brief narrative description of 2006 performance targets for our named executive officers (NEOs) in our 2007 Proxy Statement (page 19). We understand through the comment process, and the Staff’s October 2007 Observations in the Review of Executive Compensation Disclosure, that a greater level of detail should be included. Therefore, for so long as performance targets for our NEOs continue to be a material element of the Company’s compensation policies and decisions, we will provide in future proxy statements our NEOs’ financial, operational and strategic targets for the most recently-completed fiscal year. As indicated in our comment response letter of October 2, 2007, we currently plan to provide this disclosure using a tabular format accompanied by narrative description and indicating the actual results achieved for each NEO for each listed target under the terms of our Management Incentive Compensation Plan.

At the time we filed our 2007 proxy statement, the 2007 performance targets for the NEOs had been established; however, we did not include them in the 2007 Proxy

Statement because we did not believe that they were material to an understanding of any NEO’s compensation for 2006 (or were otherwise material in the context of our CD&A). In light of the Staff’s observations, in addition to disclosing the performance targets for the prior fiscal year as described above, we will also disclose in future proxy statements the targets for the NEOs for the then current fiscal year to the extent they have been established at the time the proxy statement is filed and are either material to an understanding of an NEO’s compensation for the prior fiscal year or are otherwise material in the context of our CD&A. We will also consider disclosing targets for years prior to the most recently-completed fiscal year under this same standard, though we expect to rely on the availability of disclosure of those historical targets in the proxy statements we have filed for those years in determining the extent to which repeated disclosure of this information is necessary.

If we believe that disclosure of the targets would result in competitive harm such that portions of this information could properly be excluded under Instruction 4 to Item 402(b) of Regulation S-K, we will provide on a supplemental basis a detailed explanation supporting that conclusion. In that event, we will also provide as much detail as necessary, without providing information that poses a reasonable risk to competitive harm, as to the level of difficulty, or ease, associated with achieving the omitted targets.

Non-Qualified Deferred Compensation Table, page 33

2.	We note your response to comment 10 in our letter dated August 21, 2007. Please consider including the rates of return for the funds in which participants may invest.

Response: We will include this information in future proxy statements.

If you have any questions regarding our responses to your letter, please do not hesitate to let me know. I can be reached at 973-430-7947 or at david.falck@pseg.com.

Very truly yours,

/s/ David P. Falck

David P. Falck
Senior Vice President - Law